# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cadeler plc, CIK 0002063345
CUSIP: G17445100
Title of class of securities: Ordinary Shares, with a nominal value of $1.00 per share
Address of issuer's principal executive offices: AVOCET COURT, 8 CENTRAL AVENUE, ST. ANDREWS BUSINESS PARK, NORWICH, NORFOLK, United Kingdom (X0), NR7 0HR
Date of event which requires filing of this statement: 11/02/2026
Filed by CIK 0002057227
Persons authorized to receive notices and communications: Nicholas Fell, BW Maritime Pte. Ltd., #18-01, 10 Pasir Panjang Road, Mapletree Business City, Singapore (U0), 117438, 65 (0) 6434 5818

## Reporting persons
- BW Altor Pte. Ltd. (CIK 0002057227): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: other (OO); sole voting power 109,352,091; shared voting power 0; sole dispositive power 109,352,091; shared dispositive power 0; aggregate amount beneficially owned 109,352,091 (30.77% of the class)
  Comment: (1) The CUSIP number G17445100 applies to Cadeler plc's American Depositary Shares, each representing four ordinary shares of Cadeler plc. BW Altor Pte. Ltd. (the "Reporting Person") holds 109,352,091 ordinary shares. (2) The Reporting Person acquired the ordinary shares of Cadeler plc by way of a registered exchange offer in connection with the redomiciliation of Cadeler A/S (the "Predecessor Issuer") from Denmark to the United Kingdom, pursuant to which each ordinary share of the Predecessor Issuer (each a "Predecessor Share") held by the Reporting Person was exchanged for one (1) ordinary share of Cadeler plc. (3) The response to Item 13 above, 30.77%, is based on a total of 355,404,839 outstanding ordinary shares of Cadeler plc, which amount was disclosed in Cadeler plc's announcement of the final results of the share exchange filed with the Securities and Exchange Commission on November 2, 2026 pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, with a nominal value of $1.00 per share
Name of issuer: Cadeler plc
Address of issuer's principal executive offices: AVOCET COURT, 8 CENTRAL AVENUE, ST. ANDREWS BUSINESS PARK, NORWICH, NORFOLK, United Kingdom (X0), NR7 0HR
Comment: This statement on Schedule 13D (this "Schedule 13D") relates to the shares, nominal value $1.00 per share (the "Shares"), including Shares represented by American Depositary Shares ("ADSs", each representing 4 Shares) of Cadeler plc (the "Issuer"), whose principal executive offices are located at Avocet Court, 8 Central Avenue, St. Andrews Business Park, Norwich, Norfolk NR7 0HR, United Kingdom.

## Item 2. Identity and Background
Name of person filing: BW Altor Pte. Ltd.
Residence or business address: 10 Pasir Panjang Road #18-01, Mapletree Business City, Singapore 117438
Present principal occupation or employment: The sole equityholder of the Reporting Person is Andreas Sohmen-Pao, who is also the Chairman of the Issuer's Board of Directors. However, all voting and investment decisions are made by Reporting Person's board of directors. Set forth in Exhibit 1 to this Schedule 13D are the name, business address and present principal occupation or employment and citizenship of each director and officer of the Reporting Person.
Criminal convictions in the last five years: Neither the Reporting Person nor, to the best of the knowledge of the Reporting Person, without independent verification, any of the other persons identified on Exhibit 1 with respect to whom information is given in response to this Item 2, during the last five years, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither the Reporting Person nor, to the best of the knowledge of the Reporting Person, without independent verification, any of the other persons identified on Exhibit 1 with respect to whom information is given in response to this Item 2, during the last five years, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Singapore

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All of the Shares owned by the Reporting Person were acquired as part of the redomiciliation of the Predecessor Issuer from Denmark to the United Kingdom (the "Redomiciliation"), which was effected by way of a registered exchange offer (the "Exchange Offer") whereby the Reporting Person received 109,352,091 Shares in a one-for-one exchange for the 109,352,091 Predecessor Shares held by the Reporting Person prior to the Redomiciliation. No other consideration was paid by the Reporting Person in connection with the foregoing.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired all of the Shares to which this Statement relates in the Exchange Offer, which was completed in connection with the Redomiciliation.

The Issuer launched the Exchange Offer on September 21, 2026. The Reporting Person tendered all of its 109,352,091 Predecessor Shares to the Predecessor Issuer in the Exchange Offer. The Exchange Offer expired on October 28, 2026, and Cadeler plc announced the final results of the Exchange Offer on November 2, 2026. Upon that announcement, the Reporting Person's tender of its Predecessor Shares, and its corresponding commitment to acquire the Shares of the Issuer, became irrevocable. As a result, as of November 2, 2026, the Reporting Person ceased to beneficially own any Predecessor Shares and acquired 109,352,091 Shares in exchange, representing approximately 30.77% of the outstanding Shares.

The Reporting Person first became a holder of the Predecessor Shares in connection with the Predecessor Issuer's initial public offering and listing on the Oslo Stock Exchange in November 2020, and thereafter increased its position through (i) the business combination with Eneti Inc., which was completed in December 2023, (ii) private placements by the Predecessor Issuer completed in February 2024 and March 2026, (iii) a privately-negotiated transaction with a third party completed in November 2025, and (iv) multiple open-market purchases completed over the course of 2025 and 2026.

The funds used to acquire the Predecessor Shares that were exchanged in the Exchange Offer originated from equity injections by the Reporting Person's sole equityholder, Mr. Andreas Sohmen-Pao, using his personal funds. Mr. Sohmen-Pao also serves as Chairman of the Issuer's Board of Directors; however, all voting and investment decisions with respect to the Shares are made by the board of directors of the Reporting Person.

The Reporting Person holds the Shares for investment purposes. Other than as described herein, the Reporting Person has no present plans or proposals that would result in any of the actions enumerated in subclauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person expects to review from time to time its investment in the Issuer and may, depending on the Issuer's business, assets, operations, financial condition, prospects and other factors, decide to: (i) purchase additional Shares, options or other securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the Shares, options or other securities now beneficially owned or hereafter acquired by it; (iii) propose one or more directors for the Issuer's board of directors; (iv) engage in discussions, negotiations or enter into other transactions with a view to obtaining direct or indirect control of the Issuer; (v) acquire assets of the Issuer and its subsidiaries; and (vi) engage in such other proposals as the Reporting Person may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in clauses (a) through (j) above. Consistent with the foregoing, the Reporting Person may engage in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including but not limited to its operations, governance and control.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person may be deemed to beneficially own 109,352,091 Shares, representing approximately 30.77% of the outstanding Shares. The foregoing beneficial ownership percentage is based on a total of 355,404,839 ordinary shares outstanding, which amount was disclosed in the Issuer's announcement of the final results of the share exchange filed with the Securities and Exchange Commission on November 2, 2026 pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting power and sole dispositive power over 109,352,091 Shares, representing approximately 30.77% of the outstanding Shares. The foregoing beneficial ownership percentage is based on a total of 355,404,839 ordinary shares outstanding, which amount was disclosed in the Issuer's announcement of the final results of the share exchange filed with the Securities and Exchange Commission on November 2, 2026 pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended.
Transactions in the class effected during the past sixty days: Except as described in Item 3 of this Schedule 13D, to the best of the Reporting Person's knowledge, there have been no transactions in the Shares effected by the Reporting Person or, to the best of the knowledge of the Reporting Person, without independent verification, any of the other persons with respect to whom information is given in response to Item 2, during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: As of the date hereof, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information in Item 4 of this Schedule 13D is incorporated in this Item 6 by reference. There are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement or between such persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1. Directors and Officers of BW Altor Pte. Ltd.

## Signatures
- BW Altor Pte. Ltd.: /s/ Nicholas John Oxleigh Fell, Nicholas John Oxleigh Fell/Authorized Signatory (11/06/2026)